UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Mahoney, Michael J.
   800 Third Avenue
   New York, NY  10022
   USA
2. Issuer Name and Ticker or Trading Symbol
   Viatel, Inc.
   VYTL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   09/30/1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman, President and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, $.01 par valu|09/01/|S   | |10,000(1)         |D  |$8.85      |84,999             |D     |--                         |
e per share                |98    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Performance Options (R|$5.85   |--   |--  |-|-- --      |A,D|(2)  |01/01|Common Stock|105,314|--     |105,314(5)  |D  |--          |
ight to Buy)          |        |     |    |-|           |   |     |/06  |            |(5)    |       |            |   |            |
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Time-based Options (Ri|$12.00  |--   |--  |-|-- --      |A,D|(3)  |10/23|Common Stock|120,000|--     |120,000(5)  |D  |--          |
ght to Buy)           |        |     |    |-|           |   |     |/01  |            |(5)    |       |            |   |            |
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Time-based Options (Ri|$5.00   |--   |--  |-|-- --      |A,D|(4)  |01/01|Common Stock|90,000(|--     |90,000(5)   |D  |--          |
ght to Buy)           |        |     |    |-|           |   |     |/08  |            |5)     |       |            |   |            |
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Time-based Options (Ri|$5.50   |--   |--  |-|-- --      |A,D|(6)  |01/01|Common Stock|90,000(|--     |90,000(5)   |D  |--          |
ght to Buy)           |        |     |    |-|           |   |     |/08  |            |5)     |       |            |   |            |
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Time-based Options (Ri|$10.25  |09/18|A   |V|180,771    |A  |(7)  |09/18|Common Stock|180,771|--     |180,771(5)  |D  |--          |
ght to Buy)           |        |/98  |    | |           |   |     |/08  |            |(5)    |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1)  These shares were sold to cover a margin
call.
(2) Performance options with respect to 95,510 shares of Common Stock were exercisable as of the date hereof, of which 49,279 became exercisable as a result of the Issuer's initial public offering. In addition, the Reporting
Person was granted performance options for 37,823 shares which will vest in 1998 if certain objective criteria are met.
(3) Options vested and became exercisable on October 23, 1997 as to 25% of the total number of options granted and the remainder will vest and become exercisable on each successive October 23 to the extent of 25% of the total number of options granted.
(4) Options to purchase shares of Common Stock will vest and become exercisable commencing on January 1,
1999 to the extent of 33.34% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of the total number of options granted.
(5) All options vest and become exercisable upon a change-in-control of the Company.
(6) Options to purchase shares of Common Stock will vest and become exercisable commencing on January 1,
1999 to the extent of 25% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 25% of the total number of options granted.
(7) Options to purchase shares of Common Stock will vest and become exercisable commencing on September 18,
1999 to the extent of 33.34% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of the total number of options granted.
SIGNATURE OF REPORTING PERSON
/s/ Michael J. Mahoney
DATE
October 7, 1998